                                                                       EXHIBIT Q

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY

                                       AND

                  JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY

                          Administrative Procedures For

                    Flexible Premium Variable Life Insurance

                    ENSEMBLE, ENSEMBLE II AND ENSEMBLE II-NY

                                 April 26, 2006

   This document sets forth the information called for under Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 ("1940 Act"). The Rule provides exemptions from sections 22(d), 22(e), and 27(c)(1) of the 1940 Act, and Rule 22c-l thereunder, for issuance, transfer and redemption procedures under the Flexible Premium Variable Life Insurance Policy ("Policy") to the extent necessary to comply with other provisions of Rule 6e-3(T), state insurance law or established administrative procedures of Jefferson Pilot Financial Insurance Company ("JP Financial" or the "Company") and Jefferson Pilot LifeAmerica Insurance Company ("JP LifeAmerica"). To qualify for the exemptions, procedures must be reasonable, fair and not discriminatory and must be disclosed in the registration statement filed by the Separate Account.

   JP Financial believes its procedures meet the requirements of Rule 6e3(T)(b)(12) (iii), as described below.

                                TABLE OF CONTENTS

                                                                   PAGE NO.
                                                                   --------
1.   Purchase and Related Transactions                                    1

     (a)   Premium Schedule & Underwriting Standards                      1
     (b)   Application and Initial Premium Processing                     4
     (c)   Reinstatement                                                  5
     (d)   Misstatement of Age or Sex                                     6
     (e)   Exchange of Policy                                             7
     (f)   Policyowner Illustrations                                      7

2.   Redemption Procedures: Surrender and Related Transactions            8

     (a)   Surrender, Partial Surrender/Withdrawal                        8
     (b)   Changes in Specified Amount                                   11
     (c)   Benefit Claims                                                12
     (d)   Policy Loans                                                  14
     (e)   Terminal Illness Accelerated Benefit Rider                    15

3.   Transfers                                                           17

     (a)   General                                                       17
     (b)   Dollar Cost Averaging                                         18

4.   Refunds                                                             19

     (a)   Free Look Period                                              19
     (b)   Suicide                                                       19
     (c)   Incontestability                                              20

5.   Billing and Collection Procedures                                   20

6.   Change in Division Allocation                                       21

     (a)   General                                                       21
     (b)   Automatic Portfolio Re-Balancing                              22

7.   Incomplete Allocation Request                                       22

                                                                   PAGE NO.
                                                                   --------
8.   Telephone Transfers, Loans and Reallocations                        23
9.   Combined Requests                                                   23
10.  Unpaid Checks                                                       24
11.  Notifications                                                       24
12.  Role of JP Securities                                               25
13.  Role of JP Financial Policy Issue and Underwriting Department       25
14.  Role of JP Financial Customer Service Department                    26

1.   PURCHASE AND RELATED TRANSACTIONS

JP Financial currently sells a Flexible Premium Variable Life Insurance Policy, "Ensemble II"; Another Flexible Premium Variable Life Insurance Policy, "Ensemble," is no longer being sold, but there are existing Ensemble policies. JP LifeAmerica also currently sells a Flexible Premium Variable Life Insurance Policy, "Ensemble II-NY." Where the procedures for JP Financial and JP LifeAmerica are the same, they will be referred to jointly as "JP Financial". Where the provisions of the policies are the same they will be referred to jointly as "Policy" or "Policies". Where the provisions differ, the provisions will be distinguished by reference to "Ensemble" or "Ensemble II".

     (a)  PREMIUM SCHEDULE AND UNDERWRITING STANDARDS

Premiums for the Policies will not be the same for all policyowners. JP Financial may require the policyowner to pay a first premium sufficient to keep the Policy in force for three policy months. With the help of the registered representative, Policyowners will determine a Planned Periodic Premium payment schedule that provides for a level premium payable at a fixed interval for a specified period of time. Factors considered in setting the Planned Periodic Premium payment schedule and selection of death benefit option include, but are not limited to, the insured's age and risk classification; the policyowner's economic circumstances, including future obligations, retirement and tax sheltering needs; the policyowner's risk tolerance regarding market needs; and the death benefit needs of the beneficiary. Payment of premiums in accordance with this schedule is not, however, mandatory and failure to make payments in accordance with the schedule will not of itself cause the Policy to lapse. Instead, policyowners may make premium payments in any amount, at any frequency, subject only to the minimum premium amount, (1) and the maximum premium limitations set forth in the Internal Revenue Code (the "Code"). The Policy is intended to qualify as a "contract of life insurance" under the Code. If at any time a policyowner pays a premium that would exceed the amount allowable for qualification under the Code, we will either refund the excess premium to her, offer her the option to apply for an increase in face amount, or if the excess premium exceeds $250, offer her the alternative of instructing us to hold

----------
(1)  The minimum premium amount acceptable will be $25.00.

the excess premium in a premium deposit fund and apply it to the Policy later in accordance with her allocation instructions on file. The policyowner will be notified when premiums may be paid again. Also, the policyowner may choose any option by returning an enclosed election form. If the policy owner does not return the election form within 60 days, JP Financial will refund the excess premium. Also, the Code provides for significant tax consequences if policies are deemed to be modified endowment contracts. JP Financial's procedures for monitoring whether a policy may become a modified endowment contract are set forth herein, If at any time during the year JP Financial determines the Technical and Miscellaneous Revenue Act (TAMRA) guidelines have been violated and excess premiums have been remitted which would cause the policy to be deemed a modified endowment contract, JP Financial will give written notice of this fact to the policyowner. The notice will set forth the policyowner's options with respect to the policy. The notice gives the policyowner the right to request a refund of the excess premium, place the money in an interest bearing account (premium deposit fund) or to request an increase of the policy's face amount. Any of these options would avoid having the policy deemed a modified endowment contract. The policyowner may choose any option by returning an enclosed election form. If the policyowner does not return the election form within 60 days, JP Financial will place the money into the premium deposit fund and the policy will not become a modified endowment contract.

The policy will remain in force so long as the cash value, less any outstanding policy debt, is sufficient to pay certain monthly charges imposed in connection with the Policy. Thus, the amount of a premium, if any, that must be paid to keep the Policy in force depends upon the cash value of the Policy, which in turn depends on such factors as the investment experience and the cost of insurance charge. The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each insured. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each insured incurs an insurance rate commensurate with his or her mortality risk which is actuarially determined based upon factors such as issue age, policy year, sex, rating class, and the Specified Amount of the Policy. For two Policies with the same sex, rating class and attained age, the cost of insurance rate for the Policy with the younger age on its policy date will never exceed, and in some cases will be less than, that for a Policy with an older age on its policy date. Accordingly, while not all insureds will be subject to the same cost of insurance rate, there will be a single "rate" for all insureds in a given actuarial category.

The use of policy year as a factor in defining an actuarial category is appropriate because the recovery of the cost of a policy depends, in part, upon the length of time such policy has been in force. For example, an insured who was younger at issue has maintained his policy in force for a longer period in order to achieve the same attained age as the insured who was older at issue. Thus, part of the cost of the policy which was supported by surplus of the Company has been recovered for the insured who was younger at issue. This allows the Company to reduce the cost of insurance rate below that of the insured whose policy has been in force for a shorter period. For administrative convenience, policy year is not used as an actuarial factor after the tenth policy year.

Current cost of insurance rates will be determined by JP Financial based upon expectations as to future mortality experience. The cost of insurance rates are guaranteed not to exceed rates based upon the Commissioner's 1958 Standard Ordinary Mortality Table for Ensemble and the Commissioner's 1980 Standard Ordinary Mortality Table for Ensemble II.

The Company currently provides a guaranteed monthly deduction adjustment for qualified Ensemble II policyowners. The guaranteed monthly deduction adjustment is an amount added to the Policy's accumulation value. The adjustment is calculated as an annual amount at the beginning of each policy year, beginning with the second policy year, for each month of that policy year during which the adjustment is in effect. The adjustment will apply so long as it meets or exceeds a $12 annual threshold.

The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among insureds but recognize that premiums may be based upon factors such as issue age, policy year, sex, health and occupation. JP Financial may modify its underwriting requirements, in accordance with company practice in effect when the policy is issued, for policies issued in connection with group arrangements.

(b)  APPLICATION AND INITIAL PREMIUM PROCESSING

     Upon receipt of a completed application, JP Financial will follow certain insurance underwriting procedures (e.g., evaluation of risks) designed to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed applicant before a determination can be made. A Policy will not be issued until the underwriting procedure has been completed.

The insurance coverage will begin on the policy date, unless otherwise required by insurance law or concepts such as "conditional receipt". Ordinarily, if the application is approved and money is received, the policy date will be the date the money is received. If a premium is not paid with the application, the policy date is the issue date. Coverage will begin on the date the premium is received. The policyholder may request that the Policy be backdated for the purposes of saving insurance age or conforming to employment related requirements (e.g. common enrollment date). The contestable period starts from the issue date.

If the initial premium is received prior to the date JP Financial either issues the Policy or offers to issue the Policy on a basis other than standard and/or other than as applied for, the net premium less monthly deductions for the period between the policy date and the allocation date will be placed in the General Account. It will be credited with the interest at the rate currently being credited to the General Account for the period between the date the premium is received (or the policy date, whichever is later) and the allocation date. In those instances when JP Financial declines to issue a Policy, the full premium paid will be returned with no interest having been credited.

The initial net premium will be placed in the General Account prior to the allocation date. On the allocation date the initial net premium deposited in the General Account, plus interest earned, will be allocated, as directed by the policyowner in the application, among the divisions of the Separate Account and the General Account. Any other premiums received prior to the allocation date will also be deposited in the General Account. The allocation date is the later of 25 days from the day JP Financial mailed the policy to the agent for delivery to the policyowner or the day JP Financial receives from the policyowner all administrative items needed to activate the Policy .

Under JP Financial's current rules, the minimum Specified Amount at issue is $25,000. JP Financial reserves the right to revise its rules from time to time to specify a different minimum Specified Amount at issue.

     (c)  REINSTATEMENT

A policy which terminates under the grace period provision of this contract may be reinstated at any time within five (5) years after the date of termination. The policy year of reinstatement will be measured from the Policy Date. The reinstatement must occur prior to the maturity date of the Policy. The following items must be submitted to JP Financial for each reinstatement:

     (1)  A written application for reinstatement.

     (2) Evidence of insurability sufficient to prove to the Company's satisfaction that the insured is still able to meet the underwriting standards for the "actuarial category" to which the Policy was originally assigned.

     (3) A premium large enough, after the deduction of premium expense charges, to cover:

          a. Monthly deductions for at least three policy months following the effective date of reinstatement.

          b.   Any due and unpaid monthly administrative charges.

          c.   Any due and unpaid monthly expense charges.

Upon request for reinstatement, JP Financial will determine the premium amount needed to reinstate the Policy based on the insured's attained age, sex, policy year, rating class, and the Specified Amount of the Policy. The Incontestability and Suicide provisions start anew as of the effective date of reinstatement.

JP Financial will notify the policyowner of the premium amount needed to reinstate the Policy. JP Financial will also require repayment or reinstatement of any policy debt which existed on the date of lapse before a Policy may be reinstated. Upon approval of the reinstatement, the effective date of the reinstated Policy will be the date that the application for reinstatement is approved.

     (d)  MISSTATEMENT OF AGE OR SEX

If JP Financial discovers that the age or sex of the insured has been misstated, the amount payable at death will be the sum of the following:

For Ensemble:

               (1)  The cash value on the date of death; and

               (2) The death benefit less the cash value on the date of death, multiplied by the ratio of:

                    a. The cost of insurance actually deducted at the beginning of the policy month in which death occurs, to

                    b. The cost of insurance that should have been deducted at the insured's true age or sex.

For Ensemble II:

            (1)     The accumulation value on the date of death; and

            (2) The death benefit less the accumulation value on the date of death, multiplied by the ratio of:

                    a. The cost of insurance actually deducted at the beginning of the policy month in which death occurs, to

                    b. The cost of insurance that should have been deducted at the insured's true age or sex.

     (e)  EXCHANGE OF POLICY

For Ensemble II, no separate exchange provision is provided, Instead, the policyowner may at any time, while the Policy is in force, transfer all accumulation value to the General Account. This transfer will not incur the normal transfer fee. While 100% of the accumulation value is allocated to the General Account, minimum benefits are fixed and guaranteed.

     (f)  POLICYOWNER ILLUSTRATIONS

It is our intention to utilize field and Home Office computers in preparing illustrations for Flexible Premium Variable Life Insurance.

General Agents and Agents who are licensed with JP Financial and with JP Securities Corporation or other broker-dealers who have entered into a selling agreement with JP Securities Corporation will be supplied with access to software and MyJPFnet to obtain approved illustrations for Flexible Premium Variable Life Insurance,

In addition, Jefferson Pilot LifeAmerica's service center in Concord, New Hampshire will be supplied with access to software and MyJPFnet and will prepare illustrations at the request of duly registered representatives.

2. "REDEMPTION PROCEDURES": SURRENDER AND RELATED TRANSACTIONS

Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "redemption" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the procedures for mutual funds and contractual plans.

     (a)  SURRENDER, PARTIAL SURRENDER/WITHDRAWAL

At any time while the Policy is in force, the policyowner may, with the approval of the irrevocable beneficiary and or/assignee, if any, request surrender or partial surrender/withdrawal of the Policy by sending a written request to JP Financial. At the time the written request is received, it will be reviewed for completeness. Incomplete requirements will result in returning the items to the policyowner for completion.

The amount payable upon surrender of the Policy is the cash value at the end of valuation period during which the request is received, less any policy debt. The surrender transaction will be processed upon receipt of the completed request, with an effective date of the date received. The Accumulated Value will be moved into the General Account pending the Company's conservation efforts. If the Company is successful in conserving the Policy, the Policyowner will be credited the General Account interest earned on the Accumulated Value during the conservation period. If the Company is unable to conserve the Policy, the Policyowner will not be credited the General Account interest and will receive the Surrender Value as of the date of the surrender request. Any automatic bank draft premium payments received within forty-five (45) days of the surrender of the policy will be held until sufficient time to clear banking channels. The check will be mailed to the policyowner within seven (7) days of receipt of the written request.

The policyowner may withdraw part of the Policy's cash value at any time in which the Policy has cash value. For Ensemble this is referred to as a partial surrender. For Ensemble II it is referred to as a withdrawal. The amount payable upon partial surrender/withdrawal cannot exceed the policy cash value, less any policy debt at the end of the valuation period during which the request is received. The minimum amount that may be withdrawn is $500. If for any reason the withdrawal request would be for an amount less than $500, JP Financial will furnish the policyowner with a written explanation of why the request cannot be processed within twenty-four (24) hours. A partial surrender/withdrawal charge equal to the lesser of $25 or 2% of the amount of the partial surrender/withdrawal will be deducted from the amount of each partial surrender/withdrawal. A withdrawal from Ensemble II will also invoke imposition of a pro-rata portion of any surrender charge.

The partial surrender/withdrawal request received in good order will be processed effective the date of receipt provided it's received prior to 4pm EST. A policyowner may allocate a partial surrender/withdrawal among the General Account and the divisions of the Separate Account. If no such allocation is made, a partial surrender/withdrawal will be allocated among the General Account and the divisions of the Separate Account in the same proportion that the accumulation value in the General Account, less any policy debt, and the accumulation value in each division bears to the total accumulation value of the Policy, less any policy debt, on the date of the partial surrender/withdrawal. The amount payable for a partial surrender/ withdrawal request that would cause the Specified Amount to be reduced to less than $10,000 will be adjusted to the amount that would reduce the Specified Amount to $10,000. In this event, the policyowner will be advised in writing when the check for the partial surrender/ withdrawal is sent.

For Ensemble II, a surrender charge will be assessed upon surrender or withdrawal. The surrender charge for the initial Specified Amount is determined by multiplying a surrender factor by the lesser of (1) the premiums actually received in policy year one; or (2) the "Guideline Annual Premium" as defined in the rules and regulations under the 1940 Act. The surrender factor depends on the length of time the policy has been in force, as follows:

                         POLICY YEAR         SURRENDER FACTOR
                             1-5                    .30
                              6                     .25
                              7                     .20
                              8                     .15
                              9                     .10

                             10                     .05
                         11 and after                 0

An additional surrender charge will be assessed for any increase in the Specified Amount, other than an increase caused by a change from death benefit Option I to death benefit Option II. The additional surrender charge will equal the "Guideline Annual Premium" for the increase multiplied by a surrender factor. The surrender factor depends on the length of time the increase has been in force, as follows:

                         INCREASE YEAR         SURRENDER FACTOR
                              1-5                    .150
                               6                     .125
                               7                      .10
                               8                     .075
                               9                      .05
                              10                     .025
                         11 and after                   0

The surrender charge in effect at any time is the sum of the surrender charge for the initial Specified Amount plus the surrender charge for any increase in the Specified Amount. If the Specified Amount is decreased, the surrender charge will not decrease.

For a withdrawal, the charge will be proportionately the same as for surrenders. The charge will be calculated by dividing (i) by (ii) and multiplying the result by (iii) where:

     (i)    is the amount of the cash value withdrawn

     (ii)   is the cash value

     (iii)  is the amount of the surrender charge on a surrender.

     (b)    CHANGES IN SPECIFIED AMOUNT

A policyowner may, by written request, change the Specified Amount subject to the following conditions:

At any time after the first policy anniversary, the policyowner may, with the approval of the irrevocable beneficiary and/or assignee, if any, decrease the Specified Amount. At any time after the Policy has been issued, the policyowner may increase the Specified Amount. Any change is subject to the following conditions:

   (1) Any decrease will become effective on the Monthaversary that coincides with or next follows receipt of the request. Any such decrease will be deducted in the following order:

     a.   From the most recent Specified Amount increase, if any;
     b. Successively from the next most recent Specified Amount increase, if any;
     c.   From the Initial Specified Amount.

The minimum decrease in Specified Amount is $10,000 for Ensemble and $25,000 for Ensemble II. No decrease may reduce the Specified Amount to less than $10,000 for Ensemble, $25,000 for Ensemble II.

     (2) Any request for an increase must be applied for on a supplemental application and shall be subject to evidence of insurability satisfactory to JP Financial; no increases will be allowed over attained age 85. The minimum Specified Amount is $10,000 for Ensemble and $25,000 for Ensemble II.

     (3) Any change approved by JP Financial will become effective on the date shown in the Supplemental Policy Specifications Page and/or endorsement , which generally will be the Monthaversary that coincides with or next follows the day the change is approved, subject to deduction of the first month's cost of insurance from the cash value of Ensemble and from the accumulation value of Ensemble II.

     (4) The policyowner may request in writing to change the death benefit option. If the request is to change from Option I to Option II, the Specified Amount will be decreased by the amount of the cash value for Ensemble, or by the accumulation value for Ensemble II on the effective date of the change. Evidence of insurability satisfactory to JP Financial will be required on a change from Option I to Option II. If the request is to change from Option II to Option I, the Specified Amount will be increased by the amount of cash value for Ensemble, or by the accumulation value for Ensemble I on the effective date of the change.
I. The effective date of the change from Option I to Option II shall be the monthly anniversary date that coincides with or next follows the date of underwriter approval. The effective date of the change from Option II to Option I shall be the Monthaversary that coincides with or next follows the day the request for change is received.

     (5) No decrease may reduce the Specified Amount below $10,000 for Ensemble; for Ensemble II no decrease, other than one resulting from a partial withdrawal, may reduce the specified amount below $25,000.

When a request for a Specified Amount reduction is received which would cause the Specified Amount to be less than $10,000 for Ensemble, $25,000 for Ensemble II, the request will be adjusted to the amount that would reduce the Specified Amount to $10,000 for Ensemble, $25,000 for Ensemble II. In this event, the policyowner will be advised in writing as to the reason the requested Specified Amount change cannot be and was not processed as requested.

     (c)  BENEFIT CLAIMS

While the Policy remains in force, JP Financial will usually pay a death benefit to the named beneficiary in accordance with the designated death benefit option within seven (7) days after receipt of due proof of death of the insured. The registered representative may deliver the death benefit payment. If the registered representative intends to deliver the payment, notice will be sent to the named beneficiary informing him or her of the issuance of the check. If the registered representative does not intend to deliver the check, the payment check will be mailed to the named beneficiary. Payment of death benefits may, however, be postponed due to suicide, misrepresentation and under certain other circumstances.(2) The amount of the death benefit is determined at the end of the valuation period during which the insured dies, The amount of the death benefit proceeds is guaranteed to be not less than the current Specified Amount of the Policy. These proceeds will be reduced by any outstanding policy debt and any due and payable charges. These proceeds will be increased by any additional insurance provided by rider. The death benefit may exceed the current Specified Amount of the Policy. The amount by which the death benefit exceeds the Specified Amount depends upon the death benefit option in effect, the cash value for Ensemble or accumulation value for Ensemble II, and the corridor percentage in effect at the date of death.

For Ensemble, the death benefit under Death Benefit Option I is the greater of the Specified Amount or the cash value on the date of death multiplied by the corridor percentage. Under Death Benefit Option II, the death benefit is equal to the Specified Amount plus the cash value on the date of death subject to the death benefit never being less than the cash value on the date of death multiplied by the corridor percentage.

For Ensemble II, the death benefit under Death Benefit Option I will be the greater of (i) the current Specified Amount or (ii) the Accumulation Value on the date of death of the insured multiplied by the corridor percentage. Under Death Benefit Option II, the death benefit equals the greater of the current Specified Amount plus the Accumulation Value on the date of death, or the Accumulation Value on the date of death multiplied by the corridor percentage.

The amount of the benefit payable at maturity is the cash value of the Policy on the maturity date. These proceeds will be reduced by any outstanding indebtedness. This benefit will only be paid if the insured is living on the Policy's maturity date. The Policy will mature on the policy anniversary date nearest the insured's 95th birthday, if living, or any other policy anniversary dates mutually agreed upon by JP Financial and the policyowner. If approved in the applicable state, an Ensemble II policy will contain an Extension of Maturity Date Rider which allows a policyowner to extend the maturity date beyond the maturity date stated in the policy upon written request to the Company and subject to the terms and conditions set forth in the Rider.

----------
(2) (A) The New York Stock Exchange is closed other than customary weekend and holiday closings; (B) The SEC, by order, permits postponement for the protection of the policyowners; (C) An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable nor is it reasonably practicable to determine the value of the Separate Account net assets.

Payments of benefits will be made by JP Financial out of its General Account and assets will be transferred from the divisions of the Separate Account to the General Account.

     (d)  POLICY LOANS

The policyowner may, with the approval of the irrevocable beneficiary and/or assignee, if any, request a policy loan at any time after the first policy anniversary. Generally, the maximum amount which may be borrowed at any time is ninety percent (90%) of the cash value at the end of the Valuation Period during which the loan request is received. The maximum amount can be borrowed at any time is the Loan Value reduced by any outstanding Policy Debt.

For Ensemble II, the type of loan which JP Financial will grant depends upon the amount of unloaned Type A balance available at the time the loan is taken. The unloaned Type A balance is 90% of the cash value, less the threshold, and less the sum of any outstanding Type A loans, as defined below. The threshold is the Guideline Single Premium for the policy at issue as defined in Section 7702 of the Internal Revenue Code of 1986. If the Specified Amount increases, the threshold will be increased to the threshold at issue times the ratio of the largest Specified Amount ever existing on the Policy to the initial Specified Amount. If the Specified Amount decreases, the threshold will not change.

A Type A loan is a policy loan which JP Financial grants when the unloaned Type A balance before the loan is taken exceeds the loan requested.

A Type B loan is a policy loan which JP Financial grants when the unloaned Type A balance before the loan is taken is less than or equal to zero.

When the unloaned Type A balance before the loan is taken exceeds zero, but is less than the loan requested, JP Financial will grant a Type A loan equal to the unloaned Type A balance. The remainder of the requested loan will be a Type B loan. JP Financial will grant a Type A loan first before a Type B loan. Once a policy loan is granted, it remains a Type A or a Type B until it is repaid. If the interest due on a loan, either Type A or Type B, remains unpaid when due, the interest will become principal. JP Financial will treat that as though it were a request for a new loan in the principal amount of the unpaid interest. The calculation of which type of loan is available will take place and the unpaid interest will become principal of either a Type A or Type B loan.

The interest charged by JP Financial on a policy loan depends upon the type of loan. The interest rate charged for a Type A loan may be no more than 6% compounded annually. The interest rate charged on a Type B loan may be no more than 8% compounded annually. General Account Value equal to Policy Debt for Type A loans will be credited interest daily equal to the amount of interest being charged on the loan and will never be more than 6%.

For Ensemble, there is only one type of loan available. The interest charged by JP Financial on an Ensemble policy loan is a maximum effective rate of 8%, compounded annually or at any loan rate established by JP Financial for any period during which the loan is outstanding.

     (e)  TERMINAL ILLNESS ACCELERATED BENEFIT RIDER

This rider provides that a policyowner may request an advance of up to 50% of a policy's eligible death benefit, subject to a $250,000 maximum per insured, if it is medically determined to JP Financial's satisfaction that the insured is terminally ill and has a life expectancy of six months or less.

When JP Financial receives a notice of a claim under the rider, the Claims Department sends the policyowner a Claimant's Statement for the policyowner (and the insured if different from the policyowner) to complete. JP Financial also sends an Attending Physician's Statement to be completed by the physician in order to clarify the insured's medical condition. The Claims Department also sends the policyowner an illustration of the effects that electing to exercise the rider will have on the Policy. The completed Claimant's Statement and Attending Physician's Statement are returned to the Claims Department where a decision is made on whether or not to approve the request for accelerated benefits. All benefits paid pursuant to the rider are paid in a lump sum to the policyowner, or, upon the death of the policyowner, to the estate of the policyowner.

This rider is offered at no additional premium cost. However, if the rider is exercised, an actuarial discount, which reflects the early payment of amounts held under the Policy, will be deducted from the requested portion of the death benefit. The discount will be based on an annual interest rate which has been declared by JP Financial and the then current cost of insurance rate in effect as of the date the policyowner's notice of claim is received at JP Financial. The maximum interest rate used will be the greater of the yield on 90 day treasury bills or the maximum statutory adjustable policy loan interest rate in effect upon the date of request.

JP Financial will also deduct from the requested portion of the death benefit the following:

     (1) a pro rated portion of any outstanding policy loans, determined by multiplying the outstanding policy loan times the benefit ratio, where the benefit ratio is the requested portion of the death benefit divided by the death benefit;

     (2)  any premiums which are unpaid within the grace period; and

     (3) an administrative expense charge not to exceed $300, provided such charge shall not exceed the anticipated value of services performed and expenses incurred in administering the rider.

Upon the payment of the accelerated benefit payment, the amount of the death benefit, the Specified Amount, the cash value and the accumulation value are reduced by the same ratio as the requested portion of the death benefit bears to the death benefit. Such reduction will be allocated among the General Account and the divisions of Separate Account A on a pro rata basis. Cost of insurance charges are adjusted to reflect the reduction in the death benefit. Future charges under the Policy will depend on whether a Waiver of Premium Disability Rider is in force.

3.   TRANSFERS

Set forth below is a summary of the administrative procedures which JP Financial will utilize in processing transfers between and among the divisions of the Separate Account and the General Account. The summary shows that, due to the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the procedures for mutual funds and contractual plans.

     (a)  GENERAL

The Separate Account currently has forty-three (43) divisions and may add or delete divisions. Ensemble policyowners may only allocate premiums to the World Growth Stock Portfolio, the Small Company Portfolio, the Money Market portfolio, and the PIMCO Total Return bond portfolio. Policyowners may transfer amounts between the General Account and the divisions of the Separate Account and among the divisions of the Separate Account; for Ensemble II, the initial allocation of premium on the allocation date will not be subject to the charges and minimums as other transfers. JP Financial allows policyowners to authorize transfers in writing, by telephone or Internet. In order to make a transfer by telephone or Internet, the proper authorization form must be on file with JP Financial. The Company will process transfers and determine all values in connection with transfers at the end of the valuation period during which the transfer request is received. Currently, a policy owner may make up to 20 transfers per policy year, with the first twelve being free. For transfers over 12 in a policy year, we currently impose a transfer charge of $25 (which charge is guaranteed not to exceed $50). The transfer charge is not assessed under Ensemble II if the transfer moves all accumulation value to the General Account. If the transfer instructions are not in good order, we will not execute the transfer and you will be notified.

Should the Company further limit the timing or number of transfers at some future date, the policyowner will be notified of such change.

We will use reasonable procedures, such as requiring identifying information from callers, recording telephone instructions, and providing written confirmation of transactions, in order to confirm that instructions are genuine.

     (b)  DOLLAR COST AVERAGING

The Company offers Ensemble II policyowners a feature called Dollar Cost Averaging. In order to elect this feature, the policyowner must complete the applicable authorization form. Under this feature a policyowner deposits an amount, currently subject to a minimum of $3,000, in the Money Market Division of the Separate Account or in the General Account and elects to have a specified dollar amount (the "Periodic Transfer Amount") automatically transferred to one or more of the divisions on a monthly, quarterly or semi-annual basis. The policyowner is therefore able to systematically invest in the divisions at various prices which may be higher or lower than the price a policyowner would pay when investing the entire amount at one time and at one price. Each Periodic Transfer Amount must currently be at least $250. In addition, a minimum of 5% of the Periodic Transfer Amount must be transferred to any specified division. These minimums are subject to change at the Company's discretion. If a transfer pursuant to this feature would reduce accumulation value in the Money Market Division or the General Account to less than the Periodic Transfer Amount, the Company has the right to include this remaining accumulation value in the amount transferred. Automatic transfers pursuant to this feature will continue until the amount designated for Dollar Cost Averaging has been transferred, or until the policyowner gives notification of a change in allocation or cancellation or the feature. There is no additional charge for this program.

A policyowner may not elect to have Dollar Cost Averaging and Automatic Portfolio Re-Balancing (defined and described hereinafter) at the same time. Transfers pursuant to the Dollar Cost Averaging and Portfolio Rebalancing features will occur on a Policy's monthly anniversary date in the month in which the transaction is to take place or the next succeeding business day if the monthly anniversary date falls on a holiday or a weekend. Transfers under this feature do not count towards the twelve free transfers or the twenty total transfers currently allowed per policy year. The Company has the right to modify the terms and conditions of the Dollar Cost Averaging feature upon 30 days advance notice to policyowners.

4.   REFUNDS

          (a)  FREE LOOK PERIOD

With the approval of the irrevocable beneficiary and/or assignee, if any, the Policyowner may cancel the Policy within ten (10) days (20 days for Ensemble II-NY) after receiving it, within 45 days of the date of the execution of the application for insurance, or within 10 days (20 days for

Ensemble II-NY) after mailing or personal delivery of a Notice of Right of Withdrawal, whichever is later. A written request to JP Financial together with the Policy will be required. The Policy will be deemed void from the policy date and all premiums paid will be refunded within seven (7) days of receipt by JP Financial of the request to the person who remitted the funds. The registered representative will be required to return any commissions paid in connection with the sale.

          (b)  SUICIDE

In the event the insured commits suicide, whether sane or insane, within two (2) years of the policy date, JP Financial's liability will be limited to the return of the premiums paid, less any policy debt and partial surrender/withdrawal. In the event of suicide within two (2) years of the effective date of any increase in Specified Amount (i.e. increase in Specified Amount is set forth in Changes in Existing Insurance Coverage on page seven (7) of the Policy), the only liability of JP Financial in connection with said increase will be a refund of the cost of insurance for such increase.

          (c)  INCONTESTABILITY

After the Policy has been in force during the lifetime of the insured for a period of two (2) years from its issue date or from the date of application or any medical examination required if later, JP Financial will not contest the Policy except for an increase in the Specified Amount. This provision does not apply to any benefits provided by a rider which grant disability benefits or an added benefit in the event death results from an accident. Further, JP Financial will not contest any increase in the Specified Amount after such increase has been in force during the lifetime of the insured for two (2) years following the effective date of said increase.

In the event of contest of the Policy during the first two (2) policy years as to statements made in the original application, the only liability of JP Financial will be a refund of premiums paid less any policy debt and partial surrender/withdrawal. In the event of a contest during the two years following an increase in the Specified Amount, the only liability of JP Financial for such increase will be a refund of the cost of insurance for such increase. Any increase will be contestable, within the two (2) year period, only with regard to statements concerning the increase.

If the policy is reinstated, the contestable period will start over again, beginning on the reinstatement date, but only with regard to statements made in the application for reinstatement.

5.   BILLING AND COLLECTION PROCEDURES

JP Financial will assign a separate nine-digit block of numbers to be used as policy numbers for Flexible Premium Variable Life business. Premium billing notices will be system-generated and will be mailed by the Mail Services department together with billing notices for other types of life insurance. In addition to the unique range of policy numbers, Flexible Premium Variable Life policies will have the message, "Flexible Premium Variable Life" on the billing notices to distinguish them from other types of life insurance contracts. No payment may be less that $25. By exception only, we will bill premium payments for less than $250, or more frequently than quarterly. ($50 for electronic fund transfers).

Flexible Premium Variable Life premiums in response to billing notices will be sent directly to JP Financial's authorized agent and deposited in JP Financial's bank account. Unsolicited premiums received at JP Financial's service center will be deposited in JP Financial's account at a local depository bank. Flexible Premium Variable Life pre-authorized check or debit collections will be determined from the Flexible Premium Variable Life Administrative System (VANTAGE-ONE) and subsequently deposited in JP Financial's bank account.

For convenience, JP Financial will offer the "List Billing" mode of payment, which allows the employer to deduct premiums from the policyowners' paychecks and remit the premiums to our bank, who in turn will remit them to JP Financial. All Flexible Premium Variable Life policies, paid as billed, will be entered into the Collection System together with payments on other life contracts. Premium payments not paid as billed will be entered into JP Financial's billing system and checks will be deposited into JP Financial's account at our bank.

If a premium is received at the time a policy is in the grace period that is not sufficient to pay the policy current and to an active status, the payment will error during processing and remain in the suspense account. A balance due notification will be sent to the policy owner. The balance due payment is due at JP Financial two weeks from the date of the letter. If the balance due is not received, the money received is released from the suspense account and refunded to the customer.

Based on the VANTAGE-ONE system-generated report, funds will be transferred from JP Financial's regular bank account to the divisions of the Separate Account for inclusion in the policyowner's unit holdings.

6.   CHANGE IN DIVISION ALLOCATION

     (a)  GENERAL

The policyowner may change the allocation of future premium payments among the General Account and the divisions of Separate Account A by written notice or by telephone or Internet, without payment of any fees or penalties. In order to make an allocation change by telephone or Internet , the proper authorization form must be on file with JP Financial. The minimum allocation percentage allowed for the General Account or any division of Separate Account A is five percent (5%) of net premium, unless the allocation percentage is zero.

The allocation change will be processed with an effective date of the date the correctly completed written request is received or the telephone or Internet request is received.

     (b)  AUTOMATIC PORTFOLIO RE-BALANCING

An Automatic Portfolio Re-Balancing feature is available to Ensemble II policyowners. This feature provides a method for re-establishing fixed proportions between various types of investments on a systematic basis. The policyowner indicates on the applicable authorization form the allocation percentages he or she wishes to maintain among one or more of the divisions and/or the General Account. The allocation is then automatically re-adjusted to this desired allocation on a quarterly, semi-annual or annual basis. The adjustment occurs on a policy's monthly anniversary date in the month in which the transaction is to take place or the next succeeding business day if the monthly anniversary date falls on a holiday or a weekend. There is currently a minimum of 5% per division or General Account. A policyowner may not elect to have Dollar Cost Averaging and Automatic Portfolio Re-Balancing at the same time. Transfers pursuant to adjustments do not count towards the twelve free transfers or the twenty transfers currently allowed per policy year. The Company has the right to modify the terms and conditions of the Automatic Portfolio Re-Balancing feature upon 30 days advance notice to policyowners.

7.   INCOMPLETE ALLOCATION REQUEST

If an incomplete written change in premium allocation request is received, future premium payments will be allocated in accordance with the previous valid allocation. A letter requesting a corrected allocation request will be sent to the policyowner within twenty-four (24) hours of receipt of the incomplete allocation request

8.   TELEPHONE / INTERNET TRANSFERS AND REALLOCATIONS, TELEPHONE LOANS

Policyowners may request transfers of accumulation value or reallocation of premiums by telephone or Internet, provided that the appropriate authorization form is on file with JP Financial. The authorization form also allows the policyowner to authorize his or her registered representative to request such transaction by telephone or Internet. Internet transfers may not always be available. JP Financial may also, in its discretion, permit loans to be made by telephone by the policy owner, provided that the proper authorization form is on file with JP Financial. All restrictions which apply to a transfer, loan or reallocation, as outlined in the current prospectus, including any charges, apply to transfers, loans or reallocation by telephone or Internet. JP Financial has the option to confirm directly with the policyowner any telephone transfer or reallocation requests made by the policyowner's authorized registered representative whenever JP Financial deems it necessary. We will use reasonable procedures, such as requiring identifying information from callers, recording telephone instructions, and providing written confirmation of transactions, in order to confirm that instructions are genuine. Currently, JP Financial does not permit a registered representative to request a loan on behalf of a policyowner. Loan proceeds pursuant to a telephone request will only be mailed to a policyowner's address currently on file with JP Financial.

9.   COMBINED REQUESTS

The policyowner may combine requests for changes in the Specified Amount and the death benefit option and requests for partial surrenders/withdrawals. Such combined requests will be considered as a single transaction becoming effective as of the Monthaversary following the date the last of the requests is completed. For example, if the combined request consists of a partial surrender/withdrawal and an increase back to the original Specified Amount, evidence of insurability will be required for the increase portion of this combined request. Due to the length of time of the underwriting process, the partial surrender/withdrawal portion will be delayed until the increase can be processed, to insure maximum benefit coverage at all times. The policyowner may submit combined request for any number or combination or changes not addressed above. These requests will be processed in the order and with timing to ensure fair, reasonable and beneficial treatment relative to the policyowner.

10.  UNPAID CHECKS

When an unpaid item is received, a suspense account will be charged for the amount of the check. The payment transaction will be reversed from the policy on the administrative system immediately effective the date of the original payment application.

Agent commissions paid, as a result of the original premium payment will be recovered automatically. If the payment is returned for insufficient funds or account complications, (PAC) a letter will be sent to the Policyowner as notification that the payment was returned by the bank and that the payment has been reversed from the policy. The agent of record will receive a copy of this notification. If a replacement check is received a Jefferson Pilot Financial it will be applied effective the date of receipt.

If a premium payment is received at the time a policy is in the grace period that is not sufficient to pay the policy current and to an active status, the payment will error during processing and remain in the suspense account. A balance due notification will be sent to the policyowner. The balance due payment is due at JP Financial two weeks from the date of the letter. IF the balance due is not received, the money received is released from the suspense account and refunded to the customer.

11.  NOTIFICATIONS

Written policyowner notifications will be sent to the policyowner promptly when selected transactions are processed. Transactions which will be documented include, but are not limited to, the following:

          (a) Scheduled premium payments that are billed by direct notice, preauthorized premium payments and any payment not-paid-as billed
          (b)  Loan Repayments
          (c) Transfers, including the initial allocation transfer from the General Account on the allocation date and dollar cost averaging
          (d)  Premium Reallocations, including portfolio rebalancing
          (e)  Partial Surrenders/Withdrawals
          (f)  Increases or Decreases in Specified Amount
          (g)  Reinstatements

          (h)  Policy Issue
          (i)  Beneficiary/Ownership Changes
          (j)  Assignment/Release of Assignment
          (k)  Refunds
          (1)  Loans
          (m)  Surrenders
          (n)  Lapses
          (o)  First Premium Payments
          (p)  Unpaid Checks
          (q)  Policy Change

12.  ROLE OF JEFFERSON PILOT SECURITIES CORPORATION

JP Securities will be responsible for administering the Flexible Premium Variable Life Policy under the guidelines of the various state and federal laws and the rules, regulations, and requirements of the NASD. JP Securities' personnel will be registered representatives or principals except for clerical support. The duties to be performed by JP Securities include, but are not limited to:

          (a) Reviewing certain items identified in 13 and 14 after being processed by the appropriate department in order to insure they were processed correctly.

13.  ROLE OF JP FINANCIAL POLICY ISSUE AND UNDERWRITING DEPARTMENT

After an application has been approved for suitability requirements by Underwriting, the application is processed for selection of the risk. The Policy Issue Department issues, prepares and mails the completed Policy to the registered representative for delivery to the policyowner.

14.  ROLE OF JP FINANCIAL CUSTOMER SERVICE DEPARTMENT

The Customer Service Department will process the following, based on review and authorization by JP Securities:

          (a)  Billings,
          (b)  Premium Collections,
          (c)  Depositing of funds,
          (d) Processing partial surrender/withdrawals, surrenders, loans, transfers, lapses, refunds, reinstatements, loan repayments, and assignments,
          (e) Change of address, unpaid checks, reallocation of funds, and transfer of funds,
          (f) Beneficiary and ownership changes, and decreases in Specified Amount and changes of Policy Type between Option I and Option II.
          (g)  Handling correspondence and inquires,
          (h) Documenting Not-Paid-as-Billed Premium Payments, Transfers of funds, Surrenders, and Reallocations of funds,
          (i) Reviewing and authorizing policyowner requests for refunds, changes of ownership, reallocations of funds, and transfers of funds.